EXHIBIT 21


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Subsidiaries of the Registrant

The registrant has one subsidiary, Guaranty Federal Savings Bank. The bank under this name through a charter issued by the United States. The bank has one subsidiary, Guaranty Financial Services of Springfield, Inc., which operates with this name under a charter issued by the State of Missouri.